EXHIBIT 99.1

Scorpio Bulkers Inc. Announces Financial Results for the First Quarter of 2018 and Declares a Quarterly Dividend
MONACO - April 23, 2018 (GLOBE NEWSWIRE) - Scorpio Bulkers Inc. (NYSE: SALT) (“Scorpio Bulkers”, or the “Company”), today reported its results for the three months ended March 31, 2018.
The Company also announced today that its Board of Directors has declared a quarterly cash dividend of $0.02 per share on the Company’s common stock.
Results for the Three Months Ended March 31, 2018 and 2017
For the first quarter of 2018, the Company’s GAAP net loss was $5.8 million, or $0.08 loss per diluted share. For the same period in 2017, the Company’s GAAP net loss was $34.6 million, or $0.48 loss per diluted share. Total vessel revenues for the first quarter of 2018 were $54.3 million, compared to $34.7 million for the same period in 2017. Earnings before interest, taxes, depreciation and amortization (“EBITDA”) for the first quarter of 2018 and 2017 were $20.4 million and a loss of $10.8 million, respectively (see Non-GAAP Financial Measures below).
While the first quarter of 2018 included no non-GAAP adjustments to net income, the Company’s first quarter 2017 net income included a loss/write off of vessels and assets held for sale of $17.7 million and the write off of deferred financing costs on the credit facility related to those specific vessels of $0.5 million. Excluding these items, the Company’s first quarter 2017 adjusted net loss was $16.4 million, or $0.22 adjusted loss per diluted share. Adjusted EBITDA for the first quarter ended March 31, 2017 was $6.9 million (see Non-GAAP Financial Measures below).
TCE Revenue
TCE Revenue Earned during the First Quarter of 2018

•	Our Kamsarmax fleet earned $12,881 per day

•	Our Ultramax fleet earned $9,757 per day
Voyages Fixed thus far for the Second Quarter of 2018

•	Kamsarmax fleet: approximately $13,250 per day for 56% of the days

•	Ultramax fleet: approximately $11,925 per day for 48% of the days
Cash and Cash Equivalents
As of April 20, 2018, the Company had approximately $55.0 million in cash and cash equivalents.
Recent Significant Events
Share Repurchase Program
During the first quarter of 2018, the Company repurchased approximately 1.2 million shares of its common stock under the Board of Directors authorized stock repurchase program at a cost of approximately $8.6 million, or at an average cost of $7.39 per share, which was funded from available cash resources. As of April 20, 2018, approximately $30.4 million of the $50.0 million authorized remains available for the repurchase of the Company’s common stock in open market or privately negotiated transactions. The specific timing and amounts of any repurchases will be in the sole discretion of management and may vary based on market conditions and other factors and the Company is not obligated under the terms of the program to repurchase any of its common stock. The authorization has no expiration date.
Dividend

In the first quarter of 2018, the Company’s Board of Directors declared and the Company paid a quarterly cash dividend of $0.02 per share totaling approximately $1.5 million.
On April 20, 2018, the Company’s Board of Directors declared a quarterly cash dividend of $0.02 per share, payable on or about May 31, 2018, to all shareholders of record as of May 15, 2018. As of April 20, 2018, 75,971,175 shares were outstanding.
Debt
$12.8 Million Credit Facility
On April 3, 2018, the Company received a commitment for a loan facility of up to $12.75 million from a leading European financial institution to finance the Company’s Kamsarmax bulk carrier to be delivered from Jiangsu New Yangzijiang Shipbuilding Co Ltd in China in the third quarter of 2018. The loan facility will have a final maturity date of June 15, 2023 and bears interest at LIBOR plus a margin of 2.40% per annum. The terms and conditions will be similar to those set forth in the Company's existing credit facilities. The loan facility is subject to customary conditions precedent and the execution of definitive documentation.

$19.0 Million Lease Financing

On April 17, 2018, the Company entered into a financing transaction in respect of one of its Ultramax vessels with an unaffiliated third party involving the sale and leaseback of the SBI Tango, a 2015 Japanese built Ultramax vessel, for consideration of approximately $19.0 million. As part of the transaction, the Company will make payments of $5,400 per day under a five-year bareboat charter agreement with the buyer. If converted to floating interest rates, based on the expected weighted average life of the transaction, the equivalent cost of financing at the then prevailing swap rates would be LIBOR + 1.73%.
The transaction also provides the Company with options to repurchase the vessel beginning on the third anniversary of the sale until the end of the bareboat charter agreement. This transaction, which shall be treated as a financial lease for accounting purposes, increases the Company’s liquidity by approximately $10.3 million after repayment of the vessel’s existing loan.

Debt Overview

The Company’s outstanding debt balance, gross of unamortized deferred financing costs as of March 31, 2018 and April 20, 2018, are as follows (dollars in thousands):

	As of March 31, 2018	As of April 20, 2018
Credit Facility	Amount Outstanding	Amount Outstanding	Amount Committed
Senior Notes	$73,625	$73,625	$—
$409 Million Credit Facility	171,549	171,549	—
$330 Million Credit Facility	241,746	241,746	—
$42 Million Credit Facility *	22,354	22,354	—
$67.5 Million Credit Facility	39,459	39,247	—
$12.5 Million Credit Facility	9,988	9,988	—
$27.3 Million Credit Facility	17,825	17,825	—
$85.5 Million Credit Facility	83,868	83,868	—
$38.7 Million Credit Facility	37,800	37,800
$19.6 Million Lease Financing	18,978	18,978	—
$12.8 Million Credit Facility **	—	—	12,750
$19.0 Million Lease Financing	—	—	19,000
Total	$717,192	$716,980	$31,750
* $8.2 million to be repaid upon the drawdown of the $19.0 Million Lease Financing
** Reflects the maximum loan amount available on undrawn vessel.

The Company’s projected quarterly debt repayments on our bank loans and senior notes and bareboat charter payments on our finance leases through 2019 are as follows (dollars in thousands):

	Principal on Bank Loans and Senior Notes	Finance Lease	Total
Q2 2018 (1)	$20,196	$821	$21,017
Q3 2018	11,729	986	12,715
Q4 2018	11,494	986	12,480
Q1 2019	10,791	986	11,777
Q2 2019	10,833	986	11,819
Q3 2019 (2)	84,466	986	85,452
Q4 2019	12,795	986	13,781
Total	$162,304	$6,737	$169,041

(1)	Relates to payments expected to be made from April 21, 2018 to June 30, 2018 and includes $8.2 million to be repaid upon the drawdown of the $19.0 Million Lease Financing.

(2)	Includes $73.6 million repayment of Senior Notes due at maturity.
Financial Results for the Three Months Ended March 31, 2018 Compared to the Three Months Ended March 31, 2017
For the first quarter of 2018, the Company’s GAAP net loss was $5.8 million, or $0.08 loss per diluted share. For the same period in 2017, the Company’s GAAP net loss was $34.6 million, or $0.48 loss per diluted share. Earnings before interest, taxes, depreciation and amortization for the first quarters of 2018 and 2017 were $20.4 million and a loss of $10.8 million, respectively (see Non-GAAP Financial Measures). Excluding the loss/write off of vessels and assets held for sale of $17.7 million and the write off of deferred financing costs on the credit facility related to those specific vessels of $0.5 million, the Company’s adjusted net loss for the first quarter of 2017 was $16.4 million, or $0.22 adjusted loss per diluted share (see Non-GAAP Financial Measures below). There were no such non-GAAP adjustments to the Company’s first quarter 2018 net income.
Total vessel revenues for the first quarter of 2018 were $54.3 million, an increase of $19.6 million from $34.7 million in the first quarter of 2017. Our TCE revenue (see Non-GAAP Financial Measures) for the first quarter of 2018 was $54.1 million, an increase of $19.4 million from the first quarter of 2017. First quarter 2018 revenues were driven by high levels of demand for coal and grains for the better part of the quarter.
Total operating expenses for the first quarter of 2018 were $49.8 million compared to $60.9 million in the first quarter of 2017. The quarter over quarter decrease relates to the loss/write off of vessels and assets held for sale of $17.7 million recorded in the first quarter of 2017, offset in part by increases in vessel operating costs and depreciation resulting from the increase in the size of our fleet.

Ultramax Operations

	Three Months Ended March 31,
Dollars in thousands	2018	2017	Change	% Change
TCE Revenue:
Vessel revenue	$33,330	$19,760	$13,570	69
Voyage expenses	128	49	79	161
TCE Revenue	$33,202	$19,711	$13,491	68
Operating expenses:
Vessel operating costs	17,236	12,145	5,091	42
Charterhire expense	915	10	905	NA
Vessel depreciation	9,190	7,023	2,167	31
General and administrative expense	1,073	839	234	28
Total operating expenses	$28,414	$20,017	$8,397	42
Operating income (loss)	$4,788	$(306)	$5,094	1,665
Vessel revenue for our Ultramax Operations increased to $33.3 million for the first quarter of 2018 from $19.8 million in the prior year period.
TCE revenue (see Non-GAAP Financial Measures) for our Ultramax Operations was $33.2 million for the first quarter of 2018 and was associated with a day-weighted average of 37 vessels owned and one time chartered-in vessel, compared to $19.7 million for the prior year period, which was associated with a day-weighted average of 28 vessels owned. TCE revenue per day was $9,757 and $8,230 for the three months ended March 31, 2018 and 2017, respectively. The market in the first quarter was comparatively strong to previous year’s with two major factors keeping levels buoyant. A strong Atlantic U.S. Gulf market in the fourth quarter of 2017 was sustained well into February 2018 due to strong coal exports and residual grain movement coupled with strong Pacific coal imports from Indonesia to China at the beginning of March 2018.

Dollars in thousands	Three Months Ended March 31,
Ultramax Operations:	2018	2017	Change	% Change
TCE Revenue	$33,202	$19,711	$13,491	68
TCE Revenue / Day	$9,757	$8,230	$1,527	19
Revenue Days	3,403	2,395	1,008	42
Our Ultramax Operations vessel operating costs were $17.2 million for the first quarter of 2018, including approximately $0.9 million of takeover costs and contingency expenses and related to 37 vessels owned, on average during the period. Vessel operating costs for the prior year period were $12.1 million and related to 28 vessels owned, on average during the period. Daily operating costs excluding other non-operating expenses for the first quarters of 2018 and 2017 were $4,909 and $4,929, respectively. Sequentially, daily operating costs increased from $4,749 in the fourth quarter of 2017 due in large part to seasonality.
Charterhire expense for our Ultramax Operations was approximately $0.9 million for the first quarter of 2018, and relates to the vessel we have time chartered-in at $10,125 per day.
Ultramax Operations depreciation increased to $9.2 million in the first quarter of 2018 from $7.0 million in the prior year period reflecting the increase in our weighted average vessels owned to 37 from 28.
General and administrative expense for our Ultramax Operations was $1.1 million for the first quarter of 2018 and $0.8 million in the prior year period. General and administrative expenses consist primarily of administrative service fees, which are incurred on a per vessel per day basis, and bank charges, which are incurred based on the number of transactions. The increase versus the prior year period reflects the growth of our fleet.

Kamsarmax Operations

	Three Months Ended March 31,
Dollars in thousands	2018	2017	Change	% Change
TCE Revenue:
Vessel revenue	$20,923	$14,968	$5,955	40
Voyage expenses	68	68	—	—
TCE Revenue	$20,855	$14,900	$5,955	40
Operating expenses:
Vessel operating costs	8,571	9,661	(1,090)	(11)
Charterhire expense	90	1,961	(1,871)	(95)
Vessel depreciation	4,678	4,559	119	3
General and administrative expense	507	536	(29)	(5)
Loss / write down on assets held for sale	—	17,131	(17,131)	(100)
Total operating expenses	$13,846	$33,848	$(20,002)	(59)
Operating income (loss)	$7,009	$(18,948)	$25,957	137
Vessel revenue for our Kamsarmax Operations increased to $20.9 million in the first quarter of 2018 from $15.0 million in the prior year period.
TCE revenue (see Non-GAAP Financial Measures) for our Kamsarmax Operations was $20.9 million for the first quarter of 2018 and was associated with a day-weighted average of 18 vessels owned, compared to $14.9 million for prior year period, which was associated with a day-weighted average of 19 vessels owned and one vessel time chartered-in. TCE revenue per day was $12,881 and $9,164 for the first quarters of 2018 and 2017, respectively. The Kamsarmax market in the first quarter of 2018 was the best it has experienced in recent history. Initially mineral driven; in the Atlantic with significant exports from the East Coast of the U.S. and Colombia into Europe and India, in the Pacific due to strong Chinese pre-Chinese New Year imports, as well as Indian coal imports from Indonesia and Australia. After the Chinese New Year, activity started to slow down but expectations of a strong second quarter of 2018, driven by grain expectations, kept curves in contango and allowed owners to achieve premium rates for longer employments.

Dollars in thousands	Three Months Ended March 31,
Kamsarmax Operations:	2018	2017	Change	% Change
TCE Revenue	$20,855	$14,900	$5,955	40
TCE Revenue / Day	$12,881	$9,164	$3,717	41
Revenue Days	1,619	1,626	(7)	—
Kamsarmax Operations vessel operating costs were $8.6 million for the first quarter of 2018, including approximately $0.2 million of contingency expenses, related to 18 vessels owned, on average during the period. Vessel operating costs for the prior year period were $9.7 million and related to 19 vessels owned, on average during the period. Daily operating costs excluding takeover and other non-operating expenses for the first quarters of 2018 and 2017 were $5,172 and $5,207, respectively. Sequentially, daily operating costs increased from $4,943 in the fourth quarter of 2017 due in large part to seasonality.
While we do not time charter-in any Kamsarmax vessels, we have a profit and loss sharing agreement with a third party and during the first quarter of 2018, our share of the loss on that vessel was $0.1 million. During the prior year period, two Kamsarmax vessels were time chartered-in resulting in charterhire expense of $2.0 million.
Kamsarmax Operations depreciation remained relatively flat at $4.7 million in the first quarter 2018 compared to $4.6 million in the prior year period. Our weighted average vessels owned was 18 and 19, in the first quarter of 2018 and 2017, respectively.

General and administrative expense for our Kamsarmax Operations was $0.5 million for both the first quarters of 2018 and 2017. The expense consists primarily of administrative services fees, which are incurred on a per vessel per day basis, and bank charges, which are incurred based on the number of transactions.
During the first quarter of 2017, we recorded a write down on assets held for sale of $17.1 million related to the sale of two Kamsarmax vessels to an unaffiliated third party.
Corporate
Certain general and administrative expenses we incur and all of our financial expenses are not attributable to a specific segment. Accordingly, these costs are not allocated to any of our segments. These general and administrative expenses, including compensation, audit, legal and other professional fees, as well as the costs of being a public company, such as director fees, were $7.3 million and $6.4 million in the first quarters of 2018 and 2017, respectively.
Financial expenses increased to $10.2 million in the first quarter of 2018 from $8.4 million in the prior year period due to an increase in the LIBOR rate and higher levels of debt. During the first quarter of 2017, we wrote off $0.5 million of deferred financing costs accumulated on credit facilities for which the related vessels were sold.

Scorpio Bulkers Inc. and Subsidiaries
Consolidated Statements of Operations
(Amounts in thousands, except per share data)

	Unaudited
	Three Months Ended March 31,
	2018	2017
Revenue:
Vessel revenue	$54,253	$34,728
Operating expenses:
Voyage expenses	196	117
Vessel operating costs	25,806	21,801
Charterhire expense	1,005	1,971
Vessel depreciation	13,868	11,582
General and administrative expenses	8,910	7,728
Loss / write down on assets held for sale	—	17,702
Total operating expenses	49,785	60,901
Operating income (loss)	4,468	(26,173)
Other income (expense):
Interest income	214	262
Foreign exchange loss	(87)	(94)
Financial expense, net	(10,367)	(8,559)
Total other expense	(10,240)	(8,391)
Net loss	$(5,772)	$(34,564)

Loss per common share - basic and diluted	$(0.08)	$(0.48)
Weighted-average shares outstanding - basic and diluted	72,702	71,735

Scorpio Bulkers Inc. and Subsidiaries
Consolidated Balance Sheets
(Dollars in thousands)

	Unaudited
	March 31, 2018	December 31, 2017
Assets
Current assets
Cash and cash equivalents	$52,788	$68,535
Accounts receivable	9,282	7,933
Prepaid expenses and other current assets	6,922	6,087
Total current assets	68,992	82,555
Non-current assets
Vessels, net	1,521,073	1,534,782
Vessels under construction	9,717	6,710
Deferred financing costs, net	2,811	3,068
Other assets	16,095	16,295
Total non-current assets	1,549,696	1,560,855
Total assets	$1,618,688	$1,643,410

Liabilities and shareholders’ equity
Current liabilities
Bank loans, net	$44,707	$46,993
Capital lease obligation	1,156	1,144
Accounts payable and accrued expenses	11,858	10,453
Total current liabilities	57,721	58,590
Non-current liabilities
Bank loans, net	567,119	576,967
Capital lease obligation	17,447	17,747
Senior Notes, net	72,856	72,726
Total non-current liabilities	657,422	667,440
Total liabilities	715,143	726,030
Shareholders’ equity
Preferred stock, $0.01 par value; 50,000,000 shares authorized; no shares issued or outstanding	—	—
Common stock, $0.01 par value per share; authorized 112,500,000 shares; issued and outstanding 75,971,175 and 74,902,364 shares as of March 31, 2018 and December 31, 2017, respectively	785	762
Paid-in capital	1,746,403	1,745,844
Common stock held in treasury, at cost; 2,635,413 and 1,465,448 shares at March 31, 2018 and December 31, 2017, respectively	(19,649)	(11,004)
Accumulated deficit	(823,994)	(818,222)
Total shareholders’ equity	903,545	917,380
Total liabilities and shareholders’ equity	$1,618,688	$1,643,410

Scorpio Bulkers Inc. and Subsidiaries
Statements of Cash Flows (unaudited)
(Amounts in thousands)

	For the Three Months Ended March 31,
	2018	2017
Operating activities
Net loss	$(5,772)	$(34,564)
Adjustment to reconcile net loss to net cash used by
operating activities:
Restricted stock amortization	2,125	3,862
Vessel depreciation	13,868	11,582
Amortization of deferred financing costs	1,482	1,360
Write off of deferred financing costs	—	470
Loss / write down on assets held for sale	—	16,471
Changes in operating assets and liabilities:
(Decrease) increase in accounts receivable	(1,349)	1,337
Increase in prepaid expenses and other assets	(635)	(697)
Increase (decrease) in accounts payable and accrued expenses	1,405	(1,556)
Net cash provided by (used in) operating activities	11,124	(1,735)
Investing activities
Payments for vessels and vessels under construction	(3,166)	(22,421)
Net cash used in investing activities	(3,166)	(22,421)
Financing activities
Proceeds from issuance of long-term debt	—	51,600
Repayments of long-term debt	(13,431)	(2,580)
Common stock repurchased	(8,645)	—
Dividend paid	(1,542)	—
Debt issue costs paid	(87)	—
Net cash (used in) provided by financing activities	(23,705)	49,020
(Decrease) increase in cash and cash equivalents	(15,747)	24,864
Cash at cash equivalents, beginning of period	68,535	101,734
Cash and cash equivalents, end of period	$52,788	$126,598

Scorpio Bulkers Inc. and Subsidiaries
Other Operating Data (unaudited)

	Three Months Ended March 31,
	2018	2017
Time charter equivalent revenue ($000’s) (1):
Vessel revenue	$54,253	$34,728
Voyage expenses	(196)	(117)
Time charter equivalent revenue	$54,057	$34,611
Time charter equivalent revenue attributable to:
Kamsarmax	$20,855	$14,900
Ultramax	33,202	19,711
	$54,057	$34,611
Revenue days:
Kamsarmax	1,619	1,626
Ultramax	3,403	2,395
Combined	5,022	4,021
TCE per revenue day (1):
Kamsarmax	$12,881	$9,164
Ultramax	$9,757	$8,230
Combined	$10,764	$8,608

(1)
We define Time Charter Equivalent (TCE) revenue as vessel revenues less voyage expenses. Such TCE revenue, divided by the number of our available days during the period, or revenue days, is TCE per revenue day, which is consistent with industry standards. TCE per revenue day is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per-day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts.

We report TCE revenue, a non-GAAP financial measure, because (i) we believe it provides additional meaningful information in conjunction with vessel revenues and voyage expenses, the most directly comparable U.S.-GAAP measure, (ii) it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, (iii) it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods, and (iv) we believe that it presents useful information to investors. See Non-GAAP Financial Measures.

Fleet List as of April 20, 2018

Vessel Name	Year Built	DWT	Vessel Type
SBI Samba	2015	84,000	Kamsarmax
SBI Rumba	2015	84,000	Kamsarmax
SBI Capoeira	2015	82,000	Kamsarmax
SBI Electra	2015	82,000	Kamsarmax
SBI Carioca	2015	82,000	Kamsarmax
SBI Conga	2015	82,000	Kamsarmax
SBI Flamenco	2015	82,000	Kamsarmax
SBI Bolero	2015	82,000	Kamsarmax
SBI Sousta	2016	82,000	Kamsarmax
SBI Rock	2016	82,000	Kamsarmax
SBI Lambada	2016	82,000	Kamsarmax
SBI Reggae	2016	82,000	Kamsarmax
SBI Zumba	2016	82,000	Kamsarmax
SBI Macarena	2016	82,000	Kamsarmax
SBI Parapara	2017	82,000	Kamsarmax
SBI Mazurka	2017	82,000	Kamsarmax
SBI Swing	2017	82,000	Kamsarmax
SBI Jive	2017	82,000	Kamsarmax
Total Kamsarmax		1,480,000

SBI Antares	2015	61,000	Ultramax
SBI Athena	2015	64,000	Ultramax
SBI Bravo	2015	61,000	Ultramax
SBI Leo	2015	61,000	Ultramax
SBI Echo	2015	61,000	Ultramax
SBI Lyra	2015	61,000	Ultramax
SBI Tango	2015	61,000	Ultramax
SBI Maia	2015	61,000	Ultramax
SBI Hydra	2015	61,000	Ultramax
SBI Subaru	2015	61,000	Ultramax
SBI Pegasus	2015	64,000	Ultramax
SBI Ursa	2015	61,000	Ultramax
SBI Thalia	2015	64,000	Ultramax
SBI Cronos	2015	61,000	Ultramax
SBI Orion	2015	64,000	Ultramax
SBI Achilles	2016	61,000	Ultramax
SBI Hercules	2016	64,000	Ultramax
SBI Perseus	2016	64,000	Ultramax
SBI Hermes	2016	61,000	Ultramax
SBI Zeus	2016	60,200	Ultramax
SBI Hera	2016	60,200	Ultramax
SBI Hyperion	2016	61,000	Ultramax
SBI Tethys	2016	61,000	Ultramax
SBI Phoebe	2016	64,000	Ultramax
SBI Poseidon	2016	60,200	Ultramax
SBI Apollo	2016	60,200	Ultramax
SBI Samson	2017	64,000	Ultramax
SBI Phoenix	2017	64,000	Ultramax
SBI Gemini	2015	64,000	Ultramax
SBI Libra	2017	64,000	Ultramax

Vessel Name	Year Built	DWT	Vessel Type
SBI Puma	2014	64,000	Ultramax
SBI Jaguar	2014	64,000	Ultramax
SBI Cougar	2015	64,000	Ultramax
SBI Aries	2015	64,000	Ultramax
SBI Taurus	2015	64,000	Ultramax
SBI Pisces	2016	64,000	Ultramax
SBI Virgo	2017	64,000	Ultramax
Total Ultramax		2,307,800
Total Owned or Finance Leased Vessels DWT		3,787,800
Time chartered-in vessels
The Company currently time charters-in one Ultramax vessel. The terms of the contract are summarized as follows:

Vessel Type	Year Built	DWT	Country of Build	Daily Base Rate	Earliest Expiry
Ultramax	2017	62,100	Japan	$10,125	30-Sep-19	(1)
Total TC DWT		62,100

(1)
This vessel is time chartered-in for 22 to 24 months at the Company’s option at $10,125 per day. The Company has the option to extend this time charter for one year at $10,885 per day. The vessel was delivered to the Company in September 2017.

Vessel Under Construction
Kamsarmax Vessel

Vessel Name	Expected Delivery	DWT	Shipyard
Hull 2215 - TBN SBI Lynx	Q3-18	82,000	Jiangsu Yangzijiang Shipbuilding Co. Ltd.
Total Kamsarmax Newbuilding DWT		82,000

Conference Call on Results:
A conference call to discuss the Company’s results will be held today, Monday, April 23, 2018, at 11:00 AM Eastern Daylight Time / 5:00 PM Central European Summer Time. Those wishing to listen to the call should dial 1 (866) 219-5268 (U.S.) or 1 (703) 736-7424 (International) at least 10 minutes prior to the start of the call to ensure connection. The conference participant passcode is 2560928.

There will also be a simultaneous live webcast over the internet, through the Scorpio Bulkers Inc. website www.scorpiobulkers.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
Webcast URL: https://edge.media-server.com/m6/p/28u2nckc
About Scorpio Bulkers Inc.
Scorpio Bulkers Inc. is a provider of marine transportation of dry bulk commodities.  Scorpio Bulkers Inc. has an operating fleet of 56 vessels consisting of 55 wholly-owned or finance leased drybulk vessels (including 18 Kamsarmax vessels and 37 Ultramax vessels), and one time chartered-in Ultramax vessel. In addition, one Kamsarmax vessel which is being constructed at Jiangsu New Yangzijiang Shipbuilding Co Ltd in China is expected to be delivered to the Company in the third quarter of 2018. Upon final delivery of the last vessel, the Company’s owned and finance leased fleet is expected to have a total carrying capacity of approximately 3.9 million dwt and all of the Company’s owned vessels will have carrying capacities of greater than 60,000 dwt. Additional information about the Company is available on the Company’s website www.scorpiobulkers.com, which is not a part of this press release.

Non-GAAP Financial Measures
To supplement our financial information presented in accordance with accounting principles generally accepted in the U.S., (“GAAP”), management uses certain “non-GAAP financial measures” as such term is defined in Regulation G promulgated by the SEC. Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with GAAP. Management believes the presentation of these measures provides investors with greater transparency and supplemental data relating to our financial condition and results of operations, and therefore a more complete understanding of factors affecting our business than GAAP measures alone. In addition, management believes the presentation of these matters is useful to investors for period-to-period comparison of results as the items may reflect certain unique and/or non-operating items such as asset sales, write-offs, contract termination costs or items outside of management’s control.
Earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted net loss and related per share amounts, as well as adjusted EBITDA and TCE Revenue are non-GAAP performance measures that we believe provide investors with a means of evaluating and understanding how the Company’s management evaluates the Company’s operating performance. These non-GAAP financial measures should not be considered in isolation from, as substitutes for, nor superior to financial measures prepared in accordance with GAAP. Please see below for reconciliations of EBITDA, adjusted net loss and related per share amounts, and adjusted EBITDA. Please see “Other Operating Data” for a reconciliation of TCE revenue.
EBITDA (unaudited)

	For the Three Months Ended March 31,
In thousands	2018	2017
Net loss	$(5,772)	(34,564)
Add Back:
Net interest expense	8,671	6,467
Depreciation and amortization (1)	17,475	17,275
EBITDA	$20,374	(10,822)
(1) Includes depreciation, amortization of deferred financing costs and restricted stock amortization.
Adjusted net loss (unaudited)

	For the Three Months Ended March 31,
In thousands, except per share data	2017
	Amount	Per share
Net loss	$(34,564)	$(0.48)
Adjustments:
Loss / write down on assets held for sale	17,702	0.25
Write down of deferred financing cost	470	0.01
Total adjustments	$18,172	$0.26
Adjusted net loss	$(16,392)	$(0.22)

Adjusted EBITDA (unaudited)

For the Three Months Ended March 31,
In thousands	2017
Net loss	$(34,564)
Impact of Adjustments	18,172
Adjusted net loss	(16,392)
Add Back:
Net interest expense	6,467
Depreciation and amortization (1)	16,805
Adjusted EBITDA	$6,880
(1) Includes depreciation, amortization of deferred financing costs and restricted stock amortization.

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contact:

Scorpio Bulkers Inc.
+377-9798-5715 (Monaco)
+1-646-432-1675 (New York)